UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

02 October 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

TNT signs final agreement for acquisition Hoau Group - Completion expected early 2007,

29 September 2006

TNTs Extraordinary General Meeting of Shareholders approves sale of logistics division,

29 September 2006

29 September 2006

TNT signs final agreement for acquisition Hoau Group - Completion expected early 2007

TNT today signed the Equity Transfer Agreement with Hoau Group in Shanghai, People’s Republic of China, to acquire its nationwide road transport and freight business.

The signing of the agreement (comparable with a Sale and Purchase Agreement) follows the signing of a Letter of Intent, announced on 6 December 2005 and the Framework Agreement signed on 27 February 2006. Both parties expect to complete the transaction early 2007, subject to approval of the government of the People’s Republic of China.

With over 1100 depots and 56 hubs in China, the acquisition of Hoau offers TNT comprehensive road coverage in China and is in line with TNT's strategic focus on integrated domestic and international networks.

29 September 2006

TNTs Extraordinary General Meeting of Shareholders approves sale of logistics division

TNT N.V. today announced that the Extraordinary General Meeting of Shareholders (EGM) has approved the sale of the Logistics division to Louis No. 3 Limited, a company formed and managed by Apollo Management VI, L.P. Completion of the transaction is expected in the fourth quarter of 2006. Furthermore, the EGM adopted the proposed reduction of the issued capital through cancellation of 570,297 ordinary shares. This follows the company’s aim to further simplify its capital structure.

About TNT N.V.

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people. In the first half of 2006, TNT reported € 5.3 billion in revenues and 671 million EBIT from continuing operations. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 02 October 2006